

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



090203

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20140532636-62**
	Filing Date and Time **07/24/2014 2:00 PM**
	Entity Number **E0556612010-0**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

AXIM International, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

To change the name of the corporation to AXIM Biotechnologies, Inc. and to increase the corporation's authorized capital stock to 305,000,000 shares as follows: (Continued . . .)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Greater than 50%

4. Effective date and time of filing: (optional) Date: July 28, 2014 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature]*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13

ARTICLE I
NAME OF CORPORATION

The name of the Corporation shall be "AXIM Biotechnologies, Inc."

. . . .

ARTICLE III
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is Three Hundred Million (305,000,000) which shall be divided into two classes: (1) Common Stock in the amount of Three Hundred Million (300,000,000) shares having par value of $0.0001 each; and (2) Preferred Stock in the amount of Five Million (5,000,000) shares having par value of $0.0001 each. One Million (1,000,000) shares of the Corporation's Preferred Stock has been designated as Series A Preferred Stock.

Holders of the Corporation's common stock shall have one (1) vote per share of common stock held.

The Corporation's Preferred Stock may be issued from time to time in one or more series. The board of directors, is authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such series and to determine or alter the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

Holders of the Corporation's preferred stock shall have one hundred (100) vote s per share of preferred stock held.

All capital stock when issued shall be fully paid and nonassessable. No holder of shares of capital stock of the Corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The Corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

The Corporation has authorized 1,000,000 shares of its preferred stock as Series A Preferred Stock. The rights, preferences, privileges and restriction of the Series A Preferred Stock are as follows:

Rights, Preferences, Privileges and Restrictions
of
Series A Preferred Stock

The Series A Preferred Stock ("Series A Preferred Stock") of the Corporation is authorized by its .Articles of Incorporation. The rights, preferences, privileges, and restrictions granted to and imposed upon the Series A Preferred Stock, which shall consist of One Million (1,000,000) shares are set forth herein. Subject to compliance with applicable protective voting rights which have been or may be granted to any other preferred stock, or series thereof in the Articles of Incorporation ("Protective Provisions"), but notwithstanding any other rights of any other preferred stock or any series thereof, the rights, preferences, privileges and restrictions of any such additional series may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to dividend, liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred Stock or Common Stock. Subject to compliance with applicable Protective Provisions, the Board is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

I. **Dividend Rate and Rights.** Holders of the Series A Preferred Stock shall be entitled to receive dividends or other distributions with the holders of the Common Stock on an as converted basis when, as, and if declared by the Directors of the Corporation.

II. **Conversion into Common Stock.**

A. **Right to Convert.** Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof and subject to notice requirements described herein, at any time, into five (5) shares of the Corporation's Common Stock.

B. **Notice of Conversion.** Each Series A Preferred Stock stockholder who desires to convert into the Corporation's Common Stock must provide a ten (10) day written notice to the Corporation of its intent to convert one or more shares of Series A Preferred Stock into Common Stock. The Corporation may, in its sole discretion, waive the written notice requirement and allow the immediate exercise of the right to convert.

C. **Mechanics of Conversion.** No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Series A Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall given written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series A Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted.

D.   **Adjustments to Conversion Price - Merger or Reorganization.**   In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder's shares of Series A Preferred Stock into shares of Common Stock pursuant to this Section 2 and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder's rights pursuant to Section 3 hereof.

E.   **No Impairment.**   The Corporation will not, by amendment of its Articles of Incorporation, or through any reorganization transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

F.   **Certificate as to Adjustments.**   Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series A Preferred Stock pursuant to this Section 2, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred Stock.

G.   **Notices of Record Date.**   In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of Series A Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

H.   **Common Stock Reserved.**   The Corporation shall take such action as is necessary to amend the Articles of Incorporation to authorize such number of shares of Common Stock as shall from time to time be sufficient to effect (a) conversion of the Series A Preferred Stock, and (b) issuance of Common Stock pursuant to any outstanding option, warrant, or other rights to acquire Common Stock.

III.   **Liquidation Preference.**

A.   In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "**Liquidation**"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

1. The holders of the Series A Preferred Stock shall be entitled to receive, prior to the holders of the other series of Preferred Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock: (i) all shares of common stock to any subsidiary of Corporation which are held by the Corporation; and (ii) an amount equal to $1.00 per share with respect to each share of Series A Preferred Stock, plus all declared but unpaid dividends with respect to such share.

2. If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

3. After payment of the full amounts to the holders of Series A Preferred Stock as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

B. For purposes of this Section 3, and unless a majority of the holders of the Series A Preferred Stock affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

C. If any of the assets of the Corporation are to be distributed other than in cash under this Section 3, then the Board of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser's valuation.

IV. **Voting Rights.** Except as otherwise required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall be entitled to notice of any stockholders' meeting and to vote as a single class upon any matter submitted to the stockholders for a vote as follows: (i) the holders of Series A Preferred Stock shall have such number of votes as is determined by multiplying (a) the number of shares of Series A Preferred Stock held by such holder, (b) the number of issued and outstanding shares of the Corporation's Series A Preferred Stock and Common Stock (collectively, the "**Common Stock**") on a Fully-Diluted Basis (as hereinafter defined), as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, and (c) 0.0000015; and (ii) the holders of Common Stock shall have one vote per share of Common Stock held as of such date. "**Fully-Diluted Basis**" shall mean that the total number of issued and outstanding shares of the Corporation's Common Stock shall be calculated to include (a) the shares of Common Stock issuable upon exercise and/or conversion of all of the following securities (collectively, "**Common Stock Equivalents**"): all outstanding (a) securities convertible into or exchangeable for Common Stock, whether or not then convertible or exchangeable (collectively, "**Convertible Securities**"), (b) subscriptions, rights, options and warrants to purchase shares of Common Stock, whether or not then exercisable (collectively, "**Options**"), and (c) securities convertible into or exchangeable or exercisable for Options or Convertible Securities and any such underlying Options and/or Convertible Securities.

V. Covenants.

A. In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, do any of the following:

1. take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Series A Preferred Stock or increase the number of shares of such Series A Preferred Stock authorized hereby or designate any other series of Preferred Stock;

2. increase the size of any equity incentive plan(s) or arrangements;

3. make fundamental changes to the business of the Corporation;

4. make any changes to the terms of the Series A Preferred Stock or to the Corporation's Articles of Incorporation or Bylaws, including by designation of any stock;

5. create any new class of shares having preferences over or being on a parity with the Series A Preferred Stock as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Series A Preferred Stock then outstanding;

6. make any change in the size or number of authorized directors;

7. repurchase any of the Corporation's Common Stock;

8. sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Corporation or more than 50% of the stock of the Corporation in a single transaction; or

9. make any payment of dividends or other distributions or any redemption or repurchase of stock or options or warrants to purchase stock of the Corporation.

10. make any sale of additional Preferred Stock.

VI. Reissuance. No share or shares of Series A Preferred Stock acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series A Preferred Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

VII. Notices. Unless otherwise specified in the Corporation's Articles of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of Series A Preferred Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.

ARTICLE IV
PERPETUAL DURATION

The Corporation shall exist in perpetuity unless dissolved according to law.

ARTICLE V
PURPOSE OF CORPORATION

The purpose for which this corporation is organized is to transact any lawful business, or to promote or conduct any legitimate object or purpose, under and subject to the laws of the State of Nevada.

ARTICLE VI
VOTING

Cumulative voting shall not be permitted by the Corporation.

ARTICLE VII
SHAREHOLDER MEETINGS

Meetings of shareholders may be held within or without the State of Nevada, as the bylaws may provide. The books of the corporation may be kept (subject to any provision of Nevada law) outside the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Shareholder action may be taken without a meeting if shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing.

ARTICLE VIII
PURCHASE OF OWN SHARES

The Corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the law of the State of Nevada. Such purchases may be made either in the open market or at public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the Corporation, and at such prices as the directors shall from time to time determine.

ARTICLE IX
LIMITATION OF LIABILITY

To the fullest extent permitted by Nevada law, as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages as a result of any act or failure to act in his capacity as a director or officer; provided, however, that this Article shall not eliminate or limit the liability of a director or officer if it is proven that his act or failure to act constituted a breach of his fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law.

ARTICLE X
INDEMNIFICATION

This corporation is authorized to provide indemnification of any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, through bylaw provisions, or through agreements with such persons, or both, to the fullest extent permitted by Nevada law.

ARTICLE XI
NUMBER OF DIRECTORS ON BOARD

The Board of Directors shall consist of no fewer than one (1) member and no more than fifteen (15) members.

ARTICLE XII
POWERS OF THE BOARD OF DIRECTORS

In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors of directors is expressly authorized as follows:

(a)   Subject to the bylaws, if any, adopted by the stockholders, to make, alter or amend the bylaws of the Corporation.

(b)   To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this Corporation.

(c)   By resolution passed by the board of directors, to designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which, to the extent provided in the resolution or in the bylaws of the Corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name and names as may be stated in the bylaws of the Corporation or as may be determined from time to time by resolution adopted by the board of directors of directors.

(d)When and as authorized by the affirmative vote of stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholders' meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the board of directors of directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as the board of directors deem expedient and for the best interest of the Corporation.

ARTICLE XIII
AMENDMENT TO BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of this corporation, subject to any limitations expressed in such bylaws.

ARTICLE XIV
PREEMPTIVE RIGHTS

The shareholders of the Corporation shall have no preemptive rights.

ARTICLE XV
AMENDMENT TO ARTICLES OF INCORPORATION

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.